

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 27, 2006

Via U.S. mail and facsimile

Mr. Johnny Christiansen
Chief Executive Officer
IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401

> **Re:** **IQ Micro Inc.**
> **Registration Statement on Form 10-SB**
> **File No. 000-51796**

Dear Mr. Christiansen:

We have completed our review of the filing referenced above and have no further comments at this time.

If you have any questions, please do not hesitate to call Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Howard S. Burnston
Gunster, Yoakley & Stewart, P.A.
777 South Flagler Drive, Suite 500 East
West Palm Beach, FL 33401